11019216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC Mail Processing
Section
MAR 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 19348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **FEBRUARY 1, 2010** AND ENDING **JANUARY 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

O'BRIEN & SHEPARD, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

111 TOWN SQUARE PLACE – Suite 710

JERSEY CITY,	**NEW JERSEY**	**07310**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SHULMAN **(201) 435 - 3333**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***JEFFREY FLASTER,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***O'BRIEN & SHEPARD, INC., as of JANUARY 31, 2011,*** are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

____

X ______________________
Signature

Pres.
____
Title

X Lori Shulman # 2393099
Notary Public

LORI ANN SHULMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/4/2015

Sworn to and subscribed before me this 27 day of Jan, 20 11

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2011

ASSETS	
Cash and cash equivalents	$ 81,074
Due from broker	53,957
Commissions receivable	12,285
Other assets	34,941
Total assets	$ 182,257
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	27,140
Total liabilities	27,140
Commitments and Contingencies (Notes 5 & 6)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 4)	150,000
Stockholders' equity (Note 7)	
Common stock, no par value, voting 2,500 shares authorized, 225 shares issued and outstanding.	75,000
Common stock, no par value, non-voting 500 shares authorized, 25 shares issued and outstanding.	
Additional paid-in capital	100,000
Retained earnings	(169,883)
Total stockholders' equity	5,117
Total liabilities and stockholders' equity	$ 182,257

The accompanying notes are an integral part of this statement.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2011

Note 1 - Nature of Business

O'Brien & Shepard, Inc. (The "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Commission income and related expense are recorded on a settlement date basis, generally the third business day after trade date. There is no material difference between settlement date and trade date.

b) Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management has analyzed the tax positions, and has concluded that no liability for recognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2006-2008, or expected to be taken in year 2009 tax returns. However, management has elected not to deduct interest expense paid to its stockholders for open years 2007-2009 and for year 2010 tax returns. Such tax position caused the Company's net operating loss carryforward to be understated by approximately $42,000 as of January 31, 2011, and the respective deferred tax benefits of approximately $8,400 will not be available for future utilization. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any other tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash

Note 2 - Summary of Significant Accounting Policies (continued)

c) *Cash and Cash Equivalents*

equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Property and Equipment*

Property and equipment are carried at cost and are depreciated over their estimated useful life using accelerated methods. Leasehold improvements were amortized over the lesser of the estimated economic life or the remaining term of the lease. At January 31, 2011 all fixed assets are fully depreciated or amortized.

e) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Income Taxes

At January 31, 2011, the Company had a net operating loss carryforward of approximately $108,000 for income tax purposes. This carryforward will expire from 2022. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $22,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Liabilities Subordinated to the Claims of General Creditors

The Company's subordinated liabilities are from its two stockholders and total $150,000. They are covered by secured demand note collateral agreements approved by FINRA, mature on March 31, 2012 and bear interest at 7%.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On February 17, 2011, with approval of FINRA such notes were converted into equity.

Note 5- Commitments and Contingencies

Office Space

The Company leases its premises under a lease expiring December 31, 2013. Future approximate minimum annual rental expense for the fiscal years ended January 31st is:

2012	$47,600
2013	$47,600
2014	$43,633 (11 months)

Note 5- Commitments and Contingencies (continued)

Office Space (continued)
The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company on a fully disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2011, the Company had net capital of $107,891 which was $102,891 in excess of its required net capital of 5,000. The Company's net capital ratio was 25.16%.

A copy of the Firm's Statement of Financial Condition as of January 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
O'Brien & Shepard, Inc.
111 Town Square Place – Suite 710
Jersey City, NJ 07310

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 17, 2011

O'BRIEN & SHEPARD INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended January 31, 2011

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Shareholders of
O'Brien & Shepard Inc.
111 Town Square Place
Jersey City NJ 07310

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended January 31, 2011, which were agreed to by O'Brien & Shepard Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2011, with the amounts reported in the General Assessment Reconciliation (amended Form SIPC-7) for the year ended January 31, 2011, noting no exceptions;
3- Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
March 17, 2011

O'BRIEN & SHEPARD INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended January 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 1,494,788
Additions	-
Deductions	(96,120)
SIPC Net Operating Revenues	$ 1,398,668

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 1,398,668
General Assessment @ .0025	3,497

Assessment Remittance:

Less: Payment made with Form SIPC-6 in August. 2010 and March 15, 2011	(3,471)
Assessment Balance Due	$ 26

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended January 31, 2011

SIPC Net Operating Revenues as computed by the Company on the amended Form SIPC-7	$ 1,398,668
SIPC Net Operating Revenues as computed above	1,398,668
Difference	$ -